Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	YEARS ENDED DECEMBER 31,					June 30,
(dollars in thousands)	2004	2005	2006	2007	2008	2009(2)	2008
Net income (loss)	$24,219	$47,470	$45,232	$47,001	$11,037	$(31,930)	$13,557
Income tax expense (benefit)	11,764	35,488	35,753	38,198	14,914	(16,946)	12,330
Fixed charges	116,409	137,889	171,686	224,932	230,078	124,398	114,073

Earnings	152,392	220,847	252,671	310,131	256,029	75,522	139,960

Interest expense, net	64,425	80,345	109,806	158,609	156,716	87,899	78,633
Rent under leases representative of an interest factor (1/3)	51,984	57,544	61,880	66,323	73,362	36,499	35,440
Preferred dividends	0	0	0	0	0	0	0

Fixed Charges	116,409	137,889	171,686	224,932	230,078	124,398	114,073

Ratio of earnings to fixed charges	1.3x	1.6x	1.5x	1.4x	1.1x	0.6x	1.2x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the six months ended June 30, 2009, earnings were insufficient to cover fixed charges by $48.9 million.